

Mail Stop 3233

August 8, 2018

Via E-Mail
Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc. and Boston Properties Limited Partnership
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

> **Re:** **Boston Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Form 10-Q for the quarterly period ended June 30, 2018**
> **Filed February 28, 2018 and August 7, 2018, respectively**
> **File No. 1-13087**
>
> **Boston Properties Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Form 10-Q for the quarterly period ended June 30, 2018**
> **Filed February 28, 2018 and August 7, 2018, respectively**
> **File No. 0-50209**

Dear Mr. LaBelle:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2018

Item 2—Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 70

1. Please refer to the table on page 72. We note that the estimated total investment exceeds the investment to date for The Hub on Causeway - Podium, Dock 72, and The Hub on Causeway - Residential. In this regard, please tell us and revise future filings to clarify why the amounts in the column for estimated future equity requirement are zero for The Hub on Causeway - Podium and Dock 72 and why the amount for estimated future equity requirement is significant less than the amount that your estimated total investment exceeds your investment to date for The Hub on Causeway – Residential.

2. Please clarify for us why the costs described in footnote (1) to the table on page 72 are not included in the column for estimated future equity requirement. In your response, please tell us how such costs are funded and why they eventually represent a portion of your estimated total investment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities